THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

FLUUX, INC.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, **Fluux, Inc.**, a Delaware corporation (the "**Company**") promises to pay to [ENTITY NAME] ("**Investor**"), or its registered assigns, in lawful money of the United States of America the principal sum of $[AMOUNT], or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Convertible Promissory Note ("**Note**") on the unpaid principal balance at a rate equal to 8.0% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. If not otherwise converted into shares of the Company's capital stock pursuant to Section 5, all unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earliest of: (i) January 1, 2022 (the "**Maturity Date**"), (ii) upon a Liquidation Event (as defined below), or (iii) when, upon or after the occurrence of an Event of Default (as defined below) pursuant to Section 3 below and with the consent of a Majority in Interest of Investors pursuant to Section 4 below. This Note is issued pursuant to the Note Purchase Agreement dated as of [EFFECTIVE DATE] (the "**Note Purchase Agreement**") among the Company and the Investors (as defined in the Note Purchase Agreement). Capitalized terms not defined herein shall have the meaning contained in the Note Purchase Agreement.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

(a) "**Company**" includes the corporation initially executing this Note and any Person which shall succeed to or assume the obligations of the Company under this Note.

(b) "**Conversion Price**" shall mean a price per share equal to the lesser of: (i) 20% discount to the applicable price per share paid by the purchasers of the preferred stock sold in the Qualified Financing, or (ii) an amount obtained by dividing (x) $2,000,000 by (y) the Fully Diluted Capitalization of the Company.

(c) "**Event of Default**" has the meaning given in Section 3 hereof.

(d) "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

(e) "**Fully Diluted Capitalization**" shall mean, as of immediately prior to automatic or voluntary conversion of this Note, the sum of (i) the outstanding shares of common stock of the Company; (ii) the shares of common stock of the Company directly or indirectly issuable upon conversion or exchange of all outstanding options; and (iii) the shares of common stock of the Company reserved, but neither issued nor

the subject of outstanding awards, under any equity incentive or similar plan of the Company; *provided that* Fully Diluted Capitalization shall not include (i) the shares of common stock of the Company or preferred stock of the Company, as applicable, directly or indirectly convertible into or exchangeable for common stock of the Company in relation to the exercise of all outstanding warrants, (ii) the Notes and the securities directly or indirectly issuable upon conversion or exchange of the Notes, (iii) other outstanding convertible promissory notes and any related warrants and the securities directly or indirectly issuable upon conversion or exchange of such other outstanding convertible promissory notes and the exercise of any such related warrants.

(f) "**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

(g) "**Liquidity Event**" shall mean (i) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors, (ii) any reorganization, merger or consolidation of the Company, other than (x) any such transaction effected primarily for the purpose of changing the domicile of the Company, and (y) a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, (iv) an exclusive licensing of the Company's material intellectual property, or (v) the dissolution or winding up of the Company.

(h) "**Majority in Interest of Investors**" shall mean Investor(s) holding more than 50% of the aggregate outstanding principal amount of the Notes.

(i) "**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Investor of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Note and the Note Purchase Agreement, including, all interest, fees, charges, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 *et seq.*), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding. Notwithstanding the foregoing, the term "**Obligations**" shall not include any obligations of Company.

(j) "**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(k) "**Securities Act**" shall mean the Securities Act of 1933, as amended.

(l) "**Transaction Documents**" shall mean this Note and the Note Purchase Agreement.

2. ***Payments.***

(a)   *Interest*. Accrued interest on this Note shall be payable at maturity.

(b)   *Prepayment*. This Note may be prepaid upon 30-days prior written notice by the Company subject to the written consent of at least a Majority Interest of Investors. Such prepayment will be applied first to the payment of interest accrued on this Note and second, if the amount of prepayment exceeds the amount of all such accrued interest, to the payment of principal of this Note.

(c)   *Mandatory Repayment or Conversion (Liquidity Event)*. In the event of a Liquidity Event, Investor shall receive the higher value received by either: i) the outstanding principal amount of this Note, plus all accrued and unpaid interest, or ii) such amount the Investor would have received had the outstanding principal amount of this Note, plus all accrued and unpaid interest, converted into the Company's most senior class of stock, at a conversion price equal to $2,000,000 divided by the Fully Diluted Capitalization.

3.   ***Events of Default***. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note and the other Transaction Documents:

(a)   *Failure to Pay*. The Company shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note or any other Transaction Document on the date due and such payment shall not have been made within ten (10) days of the Company's receipt of Investor's written notice to the Company of such failure to pay; or

(b)   *Default*. The Company shall default under or fail to perform with respect to any agreements with third parties to the extent such defaults or failures to perform result in the right of such third party to accelerate the maturity of any indebtedness in an amount in excess of $250,000 in the aggregate; or

(c)   *Voluntary Bankruptcy or Insolvency Proceedings*. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of any of its creditors, (iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(d)   *Involuntary Bankruptcy or Insolvency Proceedings*. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 150 days of commencement.

4.   ***Rights of Investor upon Default***. Upon the occurrence or existence of any Event of Default, Investor may, with the consent of at least a Majority in Interest of Investors, by written notice to the Company declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, Investor may, with the consent of at least a Majority in Interest of Investors, exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

5. ***Conversion***.

(a) *Conversion in a Qualified Financing.* In the event the Company consummates, prior to the Maturity Date and prior to a Liquidity Event, an equity financing in a single transaction or series of related transactions, pursuant to which it sells shares of a series of Common or Preferred Stock (the "**Qualified Financing Shares**") with an aggregate sales price of not less than $2,000,000, excluding any amounts received in connection with the conversion of the Notes, and with the principal purpose of raising capital (a "**Qualified Financing**"), then, at the election of Investor, the outstanding principal amount of and all accrued but unpaid interest under this Note may be converted into shares of the Qualified Financing Shares at a price equal to the Conversion Price and on the same terms as the other investors that purchase the Qualified Financing Shares in the Qualified Financing.

(b) *Voluntary Conversion if a Non-Qualified Financing Occurs.* In the event the Company consummates, on or after the Maturity Date but prior to a Liquidity Event, an equity financing pursuant to which it sells shares of a series of Common or Preferred Stock that does not constitute a Qualified Financing (a "**Non-Qualified Financing**"), Investor shall have the right, at Investor's option, to convert the outstanding principal amount of this Note and all accrued and unpaid interest on this Note into shares of the Company's preferred stock issued in the Non-Qualified Financing (the "**Non-Qualified Financing Shares**") at a price per share equal to the Conversion Price and on the same terms as the other investors that purchase the Non-Qualified Financing Shares in the Non-Qualified Financing.

(c) *Voluntary Conversion after First Anniversary.* Notwithstanding the foregoing, in the event this Note does not convert into preferred stock in a Qualified Financing or Non-Qualified Financing or repaid upon the Maturity Date or in a Liquidity Event within twelve (12) months of the date first written above, then Investor shall have the right, at Investor's option, to convert the outstanding principal amount of this Note and all accrued and unpaid interest thereon into shares of Common Stock at a fair market valuation determined by a third party valuation services firm.

(d) *Conversion Procedure.*

(i) Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing, Non-Qualified Financing or Liquidity Event, as applicable, including a purchase agreement or merger agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a lock-up agreement in connection with a public offering), and having the same terms as those agreements entered into by the other purchasers of the Qualified Financing Shares or the Non-Qualified Financing Shares. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing, Non-Qualified Financing or Liquidity Event, as applicable, for cancellation; *provided, however*, that upon satisfaction of the conditions set forth in Section 5(a) or Section 5(b), as applicable, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

(ii) Before Investor shall be entitled to convert this Note into shares of Common or Preferred Stock, it shall surrender this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) and give written notice to the Company at its principal corporate office of the election to convert the same pursuant to Section 4(c), and shall state therein the amount of the unpaid principal amount of this Note to be converted, together with all accrued and unpaid interest. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company, and shall be bound upon such conversion by the obligations in, all transaction documents entered into by other purchasers of the Company's Common or Preferred Stock (as may be amended), including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering).

(e) *Fractional Shares; Interest; Effect of Conversion.* No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to Investor upon the conversion of this Note, the Company shall pay to Investor an amount equal to the product obtained by multiplying the Conversion Price by the fraction of a share not issued pursuant to the previous sentence. In addition, the Company shall pay to Investor any interest accrued on the amount to be paid to the Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of any amounts specified in this Section 5(d), the Company shall be forever released from all its obligations and liabilities under this Note.

6. ***Successors and Assigns.*** Subject to the restrictions on transfer described in Sections 8 and Section 9 below, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

7. ***Waiver and Amendment.*** Any provision of this Note may be amended, waived or modified upon the written consent of the Company and at least a Majority in Interest of Investors; *provided that* any amendment (i) to Section 2(c) ("Mandatory Prepayment (Liquidity Event)"), or (ii) either (x) to Section 5 ("Conversion") of this Note, or (y) creating a new section of this Note, as applicable, which provides for a right to automatic and/or mandatory conversion of this Note, shall require the additional written consent of the holder of this Note. For purposes of clarity, in no event shall the holder of this Note be subject to an automatic and/or mandatory conversion of this Note, as a result of an amendment pursuant to this Section 7 or otherwise, without the express written consent of the holder of this Note.

8. ***Transfer of this Note or Securities Issuable on Conversion Hereof.*** With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 8 that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

9. ***Assignment by the Company***. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of at least a Majority in Interest of Investors.

10. ***Notices***. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to each party at the respective addresses of the parties as set forth in the Note Purchase Agreement or through Wefunder, or at such other address or facsimile number as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effective given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) two business day after being deposited with an overnight courier service of recognized standing or (v) seven days after being deposited in the U.S. mail, first class with postage prepaid.

11. ***Usury***. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

12. ***Waivers***. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

13. ***Governing Law***. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law provisions of the State of California, or of any other state.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE] .

Investment Amount: $[AMOUNT]

COMPANY:

FLUUX, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited